Filed by The PNC Financial Services Group, Inc.
                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                       Subject Company:  United National Bancorp
                                                   Commission File No. 000-16931


The following is a letter sent from James E. Rohr, Chief Executive Officer of The PNC Financial Services Group, Inc. to employees of United National Bancorp:


[Letterhead of James E. Rohr, Chief Executive Officer of The PNC Financial Services Group, Inc.]

August 2003

Dear United National Employee:

All of us at The PNC Financial Services Group are delighted about the plans to combine our organizations.

We admire the fine reputation you earned in your communities as a result of your commitment to excellence in customer service. That fits well with PNC's business philosophy and provides what I believe is a tremendous opportunity to make this a very positive move for your customers and for the entire region.

Over the next several months, representatives of PNC will be working closely with a team from United National to plan for our future. This spirit of cooperation has enabled us to successfully complete many mergers. We have found that by working together we can minimize disruptions during the transition and maximize the benefits for the customer over the long term.

While we await various approvals, you may have questions about PNC. Enclosed are some materials to familiarize you with our company.

We're excited about the opportunity we have to build on our strengths and create greater success across our combined organization.

Sincerely,

/s/ Jim Rohr


PROXY STATEMENT/PROSPECTUS INFORMATION

The PNC Financial Services Group, Inc. and United National Bancorp will be filing a proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/ PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of


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charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Services at (800) 982-7652. Documents filed with the SEC by United National Bancorp will be available free of charge from Shareholder Relations at (908) 429-2406.

The directors, executive officers, and certain other members of management of United National Bancorp may be soliciting proxies in favor of the merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to United National Bancorp's most recent annual meeting proxy statement, which is available on United National Bancorp's web site and at the addresses provided in the preceding paragraph.